Exhibit 99.1

ASX Announcement

Release Code: PRR

18 June 2013

ENTITLEMENT OFFER – TOP 20 AND DISTRIBUTION SCHEDULE

Following the completion of Prima BioMed Ltd’s ABN 90 009 237 889 (Company) entitlement offer of options (Options) and, as required by paragraphs 35 and 36 of Appendix 3B of the ASX Listing Rules, please find attached to this announcement:

•	a table setting out the 20 largest holders of Options, including the number and percentage of Options held by each of those holders; and

•	a distribution schedule in the form required by paragraph 36 of Appendix 3B.

Quotation of the Options will commence trading on ASX on a normal (‘T+3’) settlement basis today.

Yours sincerely

Deanne Miller
General Counsel & Company Secretary

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Top 20 Holdings as at 18-06-2013

Prima BioMed Ltd

ABN: 90009237889

Security classes selected for this report:

PRRO Options $0.20 Expiring 19 June 2017

Group/Holder No	Holder Name	18-06-2013%

	MR EDWARD MCCLAFFERTY	6,000,000	7.754

	MS LUCY TURNBULL	4,258,644	5.504

	STRUCTURE INVESTMENTS PTY LTD <ROGERS FAMILY A/C>	2,500,000	3.231

	MR GOH GEOK KHIM	2,000,000	2.585

	MR ROBERT RICHARD TAYLOR & MRS KARILYN KAY TAYLOR <THE TAYLOR SUPER FUND A/C>	1,500,000	1.939

	MR PETER DAVID NEWTON & MRS ANN LOUISE NEWTON	1,250,000	1.615

	MR JAYSON CHARLES MEDWAY & MRS DEIRDRE GRACE MEDWAY <J & D SUPERFUND A/C>	1,025,000	1.325

	MISS KIM FOON GOON	750,000	0.969

	MR IAN WILTON & MS SHARON LAWLER FROOME <I WILTON SUPER FUND A/C>	650,000	0.840

	MR TERRENCE JOHN AHERN	625,000	0.808

	MR PETER JOHN WOODS & MRS MARLENE DENISE WOODS	546,875	0.707

	MR EARL JOHN CHURCHILL GRAY & MRS MARGARET ELIZABETH GRAY <THE GRAY SUPER FUND A/C>	508,928	0.658

Boardroom Pty Limited - ABN: 14003209836 - www. boardroomlimited.com.au - enquiries@boardroomlimited.com.au

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Top 20 Holdings as at 18-06-2013

Prima BioMed Ltd

ABN: 90009237889

Group/Holder No	Holder Name	18-06-2013%

	DR HIEN NGOC NGUYEN & MRS THAO THU NGUYEN <NGUYEN SUPER FUND A/C>	500,000	0.646

	ACEWIN PTY LTD	500,000	0.646

	MR MATTHEW LEHMAN	404,441	0.523

	CITICORP NOMINEES PTY LIMITED	386,125	0.499

	TROPIC INVESTMENTS PTY LTD <TROPIC INVESTMENTS S/F A/C>	384,375	0.497

	IRSF PTY LTD	376,250	0.486

	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	375,233	0.485

	MR GEOFFREY ALAN DRUMMOND	375,000	0.485

	Totals for Top 20	24,915,871	32.200

	Total IC	77,378,699

Boardroom Pty Limited - ABN: 14003209836 - www. boardroomlimited.com.au - enquiries@boardroomlimited.com.au

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Analysis of Holdings as at 18-06-2013

Prima BioMed Ltd

Security Classes:

PRRO Options $0.20 Expiring 19 June 2017

Holdings Ranges	Holders	Total Units	%
1-1,000	139	91,272	0.118
1,001-5,000	523	1,567,902	2.026
5,001-10,000	341	2,635,617	3.406
10,001-100,000	889	31,052,622	40.131
100,001-99,999,999,999	117	42,031,286	54.319
Totals	2,009	77,378,699	100.000

Registry Management Services: Boardroom Pty Limited - 14003209836 - www.boardroomlimited.com.au - enquiries@boardroomlimited.com.au